UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12 (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ADEX MEDIA, INC.

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	20-8755674 (IRS Employer Identification Number)
883 North Shoreline Boulevard, Suite A-200 Mountain View, California (Address of principal executive offices)	94043 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered N/A	Name of each exchange on which each class is to be registered N/A

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001

(Title of Class)

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Item 1. Description of Registrant’s Securities to be Registered.

The following description of the authorized capital of Adex Media, Inc. (the “Company,” “we,” or “our”) does not purport to be complete and is subject to the detailed provisions of, and is qualified in its entirety by reference to our First Amended and Restated Certificate of Incorporation (“Certificate”), Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock filed with the Secretary of State of the State of Delaware and effective as of June 10, 2009 (“Certificate of Designations”), and First Amended and Restated Bylaws, which are included as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2009, and incorporated by reference as exhibits hereto; and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”).

The total number of shares of stock which we have authority to issue is One Hundred and Sixty Million (160,000,000), which consists of the following: (a) 150,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”); and (b) 10,000,000 shares of preferred stock, par value $0.0001 per share, of which 4,000,000 shares have been designated as Series A Preferred Stock (“Series A Preferred Stock”).

Common Stock

 Voting. The holders of our Common Stock are entitled to one vote per share. Our Certificate does not provide for cumulative voting. Each holder of Common Stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. In the election of directors, a plurality of the votes present at a meeting will elect the directors. Any other action is authorized a majority of the votes cast except where the Certificate or the DGCL prescribes a difference percentage of votes and/or a different exercise of voting power.

Dividends. Subject to limitations under DGCL and preferences that may apply to any outstanding shares of preferred stock, holders of our Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. The current policy of our Board of Directors is to retain earnings, if any, for operations and growth.

Liquidation. Upon our liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution, subject to the liquidation preference of any outstanding preferred stock.

Other. The holders of our Common Stock have no preemptive or subscription rights for additional shares, and they have no right to convert their shares of Common Stock into any other securities. There is no redemption or sinking fund provisions applicable to our Common Stock. In addition, our Common Stock does not subject its holders to capital calls nor does it restrict the holders’ ability to transfer such shares (subject to restrictions on transferability under federal and state securities laws).

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The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which have been or may be designated solely by action of our Board of Directors and are currently issued or may be issued n the future, including those rights of the holders of the Series A Preferred Stock as prescribed under the Certificate of Designations and further described below.

Preferred Stock

Voting. As of June 12, 2009, we issued 1,951,337 shares of our Series A Preferred Stock. Each holder of Series A Preferred Stock is entitled to vote per share of Series A Preferred Stock held by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate, holders of shares of Series A Preferred Stock vote together with holders of our Common Stock, as a single class.

Dividends. Holders of shares of Series A Preferred Stock are entitled to receive dividends only when, as and if declared by our Board of Directors.

Liquidation. The Series A Preferred Stock is senior to the our Common Stock with respect to liquidation preference. Upon our termination, liquidation, dissolution or winding up (either voluntary or involuntary) (“Liquidation Event”), the holders of the Series A Preferred Stock then outstanding will be entitled to be paid out of our assets available for distribution to our stockholders before any payment will be made to the holders of Common Stock, an amount per share equal to the greater of (i) $1.20 per share, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all Series A Preferred Stock been converted into Common Stock pursuant to the terms of the Certificate of Designations immediately prior to such Liquidation Event.

Conversion. At the option of the holder at any time, shares of the Series A Preferred Stock are convertible into shares of our Common Stock at a conversion price equal to $1.20 per share (the “Conversion Price”). The Conversion Price is subject to adjustment for stock splits, stock dividends and recapitalizations. In addition, for so long as any shares of Series A Preferred Stock remain outstanding and the shares of Common Stock underlying such shares of Series A Preferred Stock are not eligible to be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if we issue any securities, other than certain permitted issuances, at a per share price (or equivalent for convertible securities) which is less than the then current Conversion Price, we will reduce the Conversion Price according to a weighted-average antidilution formula.

At our option, all outstanding Series A Preferred Stock will automatically be converted into our shares of Common Stock ten trading days after delivery to the holders of written notice of such conversion, provided that the volume-weighted average closing price our Common Stock over the ten trading days immediately preceding the date of such notice is at least $1.80 per share.

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Item 2. Exhibits.

The listed exhibits are incorporated by reference pursuant to Rule 12b-32:

Exhibit Number	Description
3.1

First Amended and Restated Certificate of Incorporation of Adex Media, Inc. is incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed with the SEC on June 15, 2009.

3.2	First Amended and Restated Bylaws of Adex Media, Inc. is incorporated by reference to Exhibit 3.2 to the registrant’s Current Report on Form 8-K filed with the SEC on June 15, 2009.
3.3

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Adex Media, Inc. is incorporated by reference to Exhibit 3.3 to the registrant’s Current Report on Form 8-K filed with the SEC on June 15, 2009.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ADEX MEDIA, INC.

Dated: July 20, 2009	By: /s/ Scott Rewick
Scott Rewick Chief Executive Officer

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